SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
       If you are in any doubt about the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial advisor duly authorised pursuant to the Financial Services and Markets Act 2000.
       If you have sold or otherwise transferred all or any of your shares in MERANT plc, please consult your stockbroker, bank or other agent through whom the sale or transfer was effected without delay in order that a copy of this document can be forwarded to the purchaser or transferee of your shares.

(Registered in England and Wales No. 1709998)

Proposed Authority to Make Market Purchases of Shares and Notice of an Extraordinary General Meeting

Directors:

J Michael Gullard (Chairman, Non-Executive Director)
Harold Hughes (Non-Executive Director)
Michel Berty (Non-Executive Director)
Barry X Lynn (Non-Executive Director)
Don C Watters (Non-Executive Director)
Gerald Perkel (Chief Executive Officer)

Registered Office:

The Lawn
22-30 Old Bath Road
Newbury
Berkshire
RG14 1QN
UK

Dear Shareholder,

2 May 2002

       MERANT plc (MERANT or the Company) stated in its third quarter results announced on 5 March 2002 that it intended to write to shareholders seeking authority to make further purchases of its own ordinary shares of 2 pence each (Shares).
       The purpose of this letter is to explain the proposal set out below to grant a new authority for MERANT to make additional purchases of its Shares, which will be considered at an Extraordinary General Meeting of the Company to be held at 9 am on 6 June 2002 at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, UK (the EGM). The Notice of the EGM is set out at the end of this document.

Background

       On 12 December 2001, MERANT announced its intention to buy back up to approximately 20.2 million Shares amounting to approximately 15% of the Company s then issued share capital and to return a minimum amount of capital to shareholders equal to the level of the distributable reserves (which were estimated at approximately GPB35 million as at 31 October 2001). Following this announcement and up to 15 January 2002, the Company bought back for cancellation approximately
11.8 million Shares, representing total payments of approximately GPB13.2 million to the selling shareholders. The Company repurchased for cancellation approximately a further 8.4 million Shares between 7 March 2002 and 9 April 2002 for approximately GPB9.9 million in aggregate.
       These purchases were conducted in accordance with and pursuant to the authority for the Company to buy back Shares granted by Resolution No. 7 passed at the Annual General Meeting of the Company held on 28 November 2001 (the Authority). Since 12 December 2001, MERANT has repurchased for cancellation a total of approximately 20.2 million Shares at a volume weighted average price of approximately 114 pence, representing total payments of approximately GPB23.1 million to the selling shareholders. This is the maximum number of Shares the Company was authorised to purchase under the Authority.
       The Directors believe that a further buy back of Shares in the market currently provides the most appropriate way to return excess cash resources to shareholders, by providing an opportunity to enhance liquidity for shareholders wishing to sell in the market and enhance earnings per Share for those wishing to retain their Shares.
       The Company has exhausted the Authority and your Directors are therefore seeking a new general authority (the New Authority) from shareholders by way of a special resolution to be proposed at the EGM (the Resolution), to buy back up to an additional 17,253,922 Shares. Proposed New Authority to buy own Shares
       Your Directors are seeking a new authority for market purchases by the Company, subject to the limits referred to below, of up to 17,253,922 Shares, representing just under 15% of the issued share capital of the Company as at the date of this document.
       The price per Share paid under the New Authority would not be less than the nominal value of 2 pence per Share nor more than 5% above the average of the middle market quotations for one Share, as derived from the London Stock Exchange Daily Official List, for the 5 business days preceding the date of purchase.
       The Directors may use the New Authority, either in part or in whole, as part of the process of returning excess capital to shareholders. Purchases will only be made where, in the opinion of the Directors, they are in the interests of the Company and where they should result in an improvement in earnings per Share for the remaining shareholders. The Directors in their discretion may elect not to purchase any shares under the New Authority.
       At the date of this document, the Company has outstanding options to subscribe for 25,080,386 Shares, representing approximately
21.8 per cent of the issued share capital of the Company at that date. If the New Authority were utilised in full, the outstanding options would represent approximately 25.7 per cent of the issued share capital.

Taxation

General
       The following summary of the tax treatment in the United Kingdom of the market purchase by the Company of Shares is intended as a general guide only. It is based on United Kingdom tax law and published Inland Revenue practice at the date of this document. It applies only to persons holding Shares as an investment. Shareholders who are in any doubt as to the potential tax consequences of selling their Shares or who are or may be subject to tax in another jurisdiction should consult an appropriate professional adviser.

For the Shareholder

       A sale to a dealer in the market by a shareholder will normally constitute a disposal for the purposes of United Kingdom taxation of capital gains. A charge to United Kingdom taxation on capital gains may therefore arise for a shareholder who is resident (or ordinarily resident) in the United Kingdom, depending on the shareholder s individual circumstances and subject to available exemptions, relief and allowable losses. This treatment may not apply to sales of Shares that are made on the market but between specific parties.
       A shareholder who is not resident (or ordinarily resident) in the United Kingdom and does not hold Shares for the purposes of a trade profession or vocation carried on in the United Kingdom through a branch or agency will not normally be liable to UK taxation on capital gains in respect of any disposal of Shares. Special rules apply to shareholders who are temporarily resident outside the United Kingdom.
       Under the anti-avoidance rules in section 703 of the Income and Corporation Taxes Act 1988 (section 703), the Inland Revenue could seek to treat certain shareholders as receiving sale proceeds as income rather than capital. Section 703 does not apply to transactions entered into for bona fide commercial reasons which do not involve as one of their main objects the obtaining of a tax advantage. The Company has not made an application for clearance under section 703. Shareholders are advised to take independent advice on the potential application of section 703 to any sale of Shares.

For MERANT
       The Company will be required to pay stamp duty at the rate of
0.5 per cent. (rounded up to the nearest GPB5) of the purchase price on the purchase for cancellation of Shares.

Action to be taken

       A form of proxy for use in connection with the EGM is enclosed. Whether or not you intend to attend the EGM, you should complete the form of proxy in accordance with the instructions printed thereon and return it so that it is received by the Company s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, as soon as possible and, in any event, so as to arrive not later than 9 am on 4 June 2002. Completion and return of the form of proxy will not preclude you from attending the EGM and voting in person, if you wish to do so. Recommendation
       The Directors consider that the passing of the Resolution is in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend you to vote in favour of the Resolution to be proposed at the EGM, as they intend to do in respect of their aggregate holdings of 201,805 Shares in which they are beneficially interested, being approximately 0.2% of the Shares in issue at the date of this document.

Yours sincerely

J Michael Gullard
Chairman, Non-executive Director


MERANT PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of MERANT plc will be held at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, at 9 am on 6 June 2002 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:-

SPECIAL RESOLUTION
THAT in accordance with Section 166 of the Companies Act 1985 (the
Act), the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the
Act) of ordinary shares of 2 pence each in the capital of the Company (Ordinary Shares) PROVIDED THAT:
(a)	the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 17,253,922;
(b)	the minimum price which may be paid for an Ordinary Share is 2 pence per share (exclusive of expenses);
(c)	the maximum price (exclusive of expenses) which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary Share, as derived from the London Stock Exchange Daily Official List, for the 5 business days immediately preceding the date of purchase;
(d)	the authority hereby conferred shall expire on 6  June 2003, unless such authority is renewed on or prior to such date; and
(e)	the Company may make a contract or contracts to purchase Ordinary
Shares under the authority hereby conferred prior to the expiry of such auuthority which will or may be completed or executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract as if the authority hereby conferred had not expired.


Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a member of the Company. Members wishing to vote by proxy may use the enclosed form of proxy.
2.	To be valid, the form of proxy, together with the power of
attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the office of the Company s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL not later than 9 am on 4 June 2002.
3.	Completion of the form of proxy will not preclude a member from attending and voting in person at the meeting should he or she so wish.
4.	Pursuant to regulation 41 of The Uncertificated Securities
Regulations 2001, the Company specifies that only those members registered in the register of members of the Company as at 6 pm on 4 June 2002 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register after 6 pm on 4 June 2002 shall be disregarded in determining the right of any person to attend or vote at the meeting.

By order of the Board

Stephen M. Going
Secretary

Registered Office
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire RG14 1QN

2 May 2002





EXTRAORDINARY GENERAL MEETING

6 	June 2002 AT 9 am
Form of Proxy

I/We                        of

* being (a) holder(s) of Ordinary Shares of 2 pence each in the capital of MERANT plc (the Company) hereby appoint the Chairman of the
Meeting **                          ..as my/our proxy to vote for me/us
and on my/our behalf at the Extraordinary General Meeting to be held at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP at 9 am on 6 June 2002 and at any adjournment thereof, and in respect of the resolution set forth in the Circular to shareholders of the Company dated 2 May 2002 to vote as follows:

Special Resolution

For***         Against***

To authorise market purchases by MERANT plc of its ordinary shares.


Signed                          Date                       2002
(To be valid this Form of Proxy must be signed)


Notes:
1*	Please complete in block capitals with your full name and
address.
2**	If you wish to appoint some person other than the Chairman of the
Meeting, please cross out the words *the Chairman of the Meeting* and insert the full name(s) of the person(s) you wish to appoint. A proxy need not be a member of the Company.
3***	Please indicate, by inserting a cross in the appropriate box, how you wish your votes to be cast on the Resolution. If you sign this Form of Proxy and return it without any specific directions, your proxy will vote or abstain at his discretion. The proxy will act at his discretion in relation to any other business arising at the meeting (including any resolution to amend the resolution or to adjourn the meeting). This proxy will only be used in the event of a poll being directed or demanded.
4	This Form of Proxy must be deposited at the offices of the
Company s Registrars, Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex, BN99 6ZL, NOT LATER than 9 am on 4 June 2002, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof. The completion and return of this Form of Proxy will not, however, preclude (a) shareholder(s) from attending and voting at the Meeting if he/they so wish.
5	Any alterations to this Form of Proxy should be initialled.
6	In the case of joint holders, the signature of any one holder will be sufficient, but the names of all joint holders should be given and the vote of the first-named holder in the register of members will be accepted to the exclusion of other joint holders.
7	In the case of a corporation, this Form of Proxy should either be given under its common seal or be signed on its behalf by an officer or attorney duly authorised.

Printed by St Ives Burrups B663223/7569







Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6ZL



SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  May 2, 2002              By: /s/ Stephen Going

				  --------------------------------------
                         	Stephen Going

		 			Vice President & General Counsel